UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhangxing Wang

42/F, World Trade Tower, No. 500 Guangdong Road, Shanghai, 200001

People’s Republic of China

Telephone: +86-21-6886-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D	Page 1 of 9

1	NAME OF REPORTING PERSONS. Zhangxing Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,821,574 ADSs (representing 7,286,296 Ordinary Share)
	8	SHARED VOTING POWER 443,500 ADSs (representing 1,774,000 Ordinary Shares)
	9	SOLE DISPOSITIVE POWER 1,821,574 ADSs (representing 7,286,296 Ordinary Share)
	10	SHARED DISPOSITIVE POWER 443,500 ADSs (representing 1,774,000 Ordinary Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,074 ADS (representing 9,060,296 Ordinary Shares)[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.63%[2]
14	TYPE OF REPORTING PERSON (See Instructions) IN

____________________

1 Consists of (i) 1,821,574 ADSs representing 7,286,296 Ordinary Shares held by Zhangxing Wang, and (ii) 443,500 ADSs representing 1,774,000 Ordinary Shares held by Home Value Holding Co., Ltd., a British Virgin Islands company whose sole shareholder is Zhangxing Wang. Amounts exclude 1,038,361 ADSs (representing 4,153,444 Ordinary Shares) over which Qi Wang, this Reporting Person’s daughter, has sole voting power and sole dispositive power. This Reporting Person does not, directly or indirectly, have or share voting or investment power with respect to such shares beneficially owned by Qi Wang and disclaims beneficial ownership of such shares.

2 Percentage calculated based on 136,747,601 ordinary shares outstanding as of December 1, 2020, as provided by China Distance Education Holdings Limited (the “Issuer”).

CUSIP No. 16944W104	13D	Page 2 of 9

1	NAME OF REPORTING PERSONS. Qi Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,038,361 ADSs (representing 4,153,444 Ordinary Shares)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,038,361 ADSs (representing 4,153,444 Ordinary Shares)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,361 ADSs (representing 4,153,444 Ordinary Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.04%[3]
14	TYPE OF REPORTING PERSON (See Instructions) IN

____________________

3 Percentage calculated based on 136,747,601 ordinary shares outstanding as of December 1, 2020, as provided by the Issuer.

CUSIP No. 16944W104	13D	Page 3 of 9

1	NAME OF REPORTING PERSONS. Home Value Holding Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 443,500 ADSs (representing 1,774,000 Ordinary Shares)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 443,500 ADSs (representing 1,774,000 Ordinary Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,500 ADSs (representing 1,774,000 Ordinary Shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.30%[4]
14	TYPE OF REPORTING PERSON (See Instructions) CO

____________________

4 Percentage calculated based on 136,747,601 ordinary shares outstanding as of December 1, 2020, as provided by the Issuer.

CUSIP No. 16944W104	13D	Page 4 of 9

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADS” and, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”). The Issuer’s address and principal executive office is 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, People’s Republic of China.

Item 2.	Identity and Background

(a)	This statement is being filed on behalf of each of (i) Zhangxing Wang, a citizen of the Hong Kong Special Administrative Region of the People’s Republic of China, (ii) Qi Wang, a citizen of the People’s Republic of China and daughter of Zhangxing Wang and (iii) Home Value Holding Co., Ltd. (“Home Value”), a British Virgin Islands company (each a “Reporting Person” or collectively, “Reporting Persons”).

(b)	Zhangxing Wang and Qi Wang’s principal business addresses is 42/F, World Trade Tower, No. 500 Guangdong Road, Shanghai, People’s Republic of China. The principal office of the Home Value is the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(c)	Zhangxing Wang is the sole shareholder and director of Home Value. Zhangxing Wang’s principal occupation is serving as the chief executive officer and chairman of board of directors of Shanghai City Development Holding Co., Ltd. Qi Wang’s principal occupation is serving as the vice president of Shanghai City Development Holding Co., Ltd. The principal business of Home Value is the acquiring, holding, managing, supervising and disposing of investments for Zhangxing Wang.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See paragraph (a) above for the citizenship of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

From September 6, 2019 to November 19, 2019, Zhangxing Wang used personal funds in the amount of US$4,541,395.20 for the purchase of 815,347 ADSs (representing 3,261,388 Ordinary Shares) in open market transactions. From February 28, 2020 to August 7, 2020, Zhangxing Wang used personal funds in the amount of US$7,271,200.61 for the purchase of 1,006,227 ADSs (representing 4,024,908 Ordinary Shares) in open market transactions. Accordingly, Zhangxing Wang now owns directly 1,821,574 ADSs (representing 7,286,296 Ordinary Shares) of the Issuer.

From July 13, 2020 to July 28, 2020, Home Value purchased 443,500 ADSs (representing 1,774,000 Ordinary Shares) in open market transactions for an aggregate price of US$3,988,802.93 with personal funds of Zhangxing Wang. Accordingly, Home Value now owns directly 443,500 ADSs (representing 1,774,000 Ordinary Shares) of the Issuer.

From September 10, 2019 to September 18, 2019, Qi Wang used personal funds in the amount of US$682,924.00 for the purchase of 140,000 ADSs (representing 560,000 Ordinary Shares) in open market transactions. On February 12, 2020, Qi Wang sold 51,727 ADSs (representing 206,908 Ordinary Shares) for an aggregate price of US$578,266.48. From April 24, 2020 to August 27, 2020, Qi Wang used personal funds in the amount of US$7,709,580.62 for the purchase of 950,088 ADSs (representing 3,800,352 Ordinary Shares) in open market transactions. Accordingly, Qi Wang now owns directly 1,038,361 ADSs (representing 4,153,444 Ordinary Shares) of the Issuer.

CUSIP No. 16944W104	13D	Page 5 of 9

Zhangxing Wang has previously reported his ownership of equity securities of the Issuer on Schedule 13G filed on August 20, 2020 (“Schedule 13G”) pursuant to Rule 13d-1(c), but is now filing this Schedule 13D (“Schedule 13D”) in connection with the transactions described in Item 4 below.

In connection with the transactions described in Item 4 below, it is anticipated that, the Investors (as defined below) intend to fund the Merger (as defined below) through a combination of (i) equity financing provided by the Equity Sponsors (as defined below) in an aggregate amount equal to US$10,000,000 in cash pursuant to the Equity Commitment Letters (as defined below), (ii) rollover financing comprised of the Rollover Shares (as defined below) and (iii) debt financing provided by China Merchants Bank Co., Ltd. ( “China Merchants Bank”) pursuant to a commitment letter, dated as of November 30, 2020 (the “Debt Commitment Letter”), by and between Parent and China Merchants Bank.

Item 4.	Purpose of Transaction

On June 8, 2020, Zhengdong Zhu, Baohong Yin and Champion Shine Trading Limited submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer. In the Proposal, Zhengdong Zhu, Baohong Yin and Champion Shine Trading Limited proposed to acquire all outstanding Shares of the Issuer for US$9.08 per ADS, or US$2.27 per Ordinary Share, in cash.

On December 1, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Champion Distance Education Investments Limited (“Parent”) and China Distance Learning Investments Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent, each of the Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$2.45 per Ordinary Share, and each of the ADSs issued and outstanding immediately prior to the effective time of the Merger will be cancelled in exchange for the right to receive US$9.80 per ADS, in each case, in cash, without interest, except for (i) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, the Issuer or any of their direct or indirect subsidiaries, (ii) certain Ordinary Shares (including Ordinary Shares represented by ADSs) owned by Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd. and Jetlong Investments Limited (such shareholders, the “Rollover Shareholders”, and such shares, the “Rollover Shares”), (iii) Ordinary Shares held by the depositary of the Issuer’s ADS program and reserved for issuance and allocation pursuant to the Issuer’s share incentive plans and (iv) Ordinary Shares owned by holders who have validly exercised and not withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. Immediately prior to the effective time of the Merger, the Rollover Shares will be cancelled for no cash consideration, and the Rollover Shareholders will subscribe for or otherwise receive newly issued shares of Parent. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Issuer’s shareholders.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders (together with their respective beneficial owners), the Issuer, Parent and Xiaoshu Chen executed a support agreement (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the Rollover Shares held by such Rollover Shareholders for no consideration, (ii) subscribe for newly issued ordinary shares of Parent immediately prior to the closing of the Merger and (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger.

Concurrently with the execution of the Merger Agreement, Baohong Yin and Zhengdong Zhu executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Limited Guarantee”), guaranteeing certain of Parent’s and Merger Sub’s obligations under the Merger Agreement.

CUSIP No. 16944W104	13D	Page 6 of 9

Concurrently with the execution of the Merger Agreement, Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Yue Zhao, Jingdong Liu, Sinvo Limited, Xiaoshu Chen, Jetlong Investments Limited, Tao Long, Double Prestige Limited, Plenty Source Limited (each, a “Investor”, and collectively, the “Investors”), Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), which would govern, among other matters, the actions of Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

Concurrently with the execution of the Merger Agreement, Yue Zhao, Jingdong Liu, Sinvo Limited and Parent entered into an equity commitment letter (the “Sinvo Equity Commitment Letter”), pursuant to which such parties committed to invest US$5,000,000 in aggregate in cash as equity financing in connection with the Merger.

Concurrently with the execution of the Merger Agreement, Tao Long, Double Prestige Limited, Plenty Source Limited (collectively with Yue Zhao, Jingdong Liu and Sinvo Limited, the “Equity Sponsors”) and Parent entered into an equity commitment letter (the “Long Equity Commitment Letter”, collectively with the Sinvo Equity Commitment Letter, the “Equity Commitment Letters”), pursuant to which Tao Long, Double Prestige Limited and Plenty Source Limited committed to invest US$5,000,000 in aggregate in cash as equity financing in connection with the Merger.

Prior to the execution of the Merger Agreement, Parent and China Merchants Bank entered into the Debt Commitment Letter, pursuant to which, subject to the terms and conditioned contained therein, China Merchant Banks committed to provide a senior secured term loan facility in an aggregate principal amount of up to US$200,000,000 to (i) fund in part the purchase price for the Merger; (ii) pay related fees and expenses of the Merger; and (iii) refinance the existing margin loan borrowed by Champion Shine Trading Limited.

References to each of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letter in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Merger is completed, the Issuer’s ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”), would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which such Reporting Persons have sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

CUSIP No. 16944W104	13D	Page 7 of 9

The information set forth in Items 2 and 4 above is hereby incorporated by reference. Zhangxing Wang is the sole shareholder and sole director of Home Value. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Zhangxing Wang may be deemed to beneficially own all of the ADSs held by Home Value.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” with the other Investors and/or their affiliates within the meaning of Rule 13d-5(d) under the Exchange Act of 1934. As a member of a group, each Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. However, the Reporting Persons expressly disclaim any beneficial ownership of such shares held by the other Investors and/or their affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Ordinary Shares as may be beneficially owned by the other Investors and/or their affiliates for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose.

(c) Except as otherwise described herein, none of the Reporting Persons has effected any transactions in the Ordinary Shares (including Ordinary Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the voting or disposition of the Ordinary Shares owned by the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated December 2, 2020 by and among Zhangxing Wang, Qi Wang and Home Value Holding Co., Ltd.
Exhibit 99.2	Agreement and Plan of Merger, dated December 1, 2020 by and among China Distance Education Holdings Limited, Champion Distance Education Investments Limited and China Distance Learning Investments Limited (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on December 1, 2020)
Exhibit 99.3	Support Agreement, dated December 1, 2020 by and among China Distance Education Holdings Limited (solely with respect to Section 5.6 and Section 5.9 thereof), Champion Distance Education Investments Limited, Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Xiaoshu Chen and Jetlong Investments Limited (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A filed by Zhengdong Zhu on December 2, 2020)
Exhibit 99.4	Limited Guarantee, dated December 1, 2020 by and among Baohong Yin, Zhengdong Zhu and China Distance Education Holdings Limited (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by Zhengdong Zhu on December 2, 2020)

CUSIP No. 16944W104	13D	Page 8 of 9

Exhibit 99.5	Interim Investors Agreement, dated December 1, 2020 by and among Zhengdong Zhu, Baohong Yin, Champion Shine Trading Limited, Zhangxing Wang, Qi Wang, Home Value Holding Co., Ltd., Yue Zhao, Jingdong Liu, Sinvo Limited, Xiaoshu Chen, Jetlong Investments Limited, Tao Long, Double Prestige Limited, Plenty Source Limited, Champion Distance Education Investments Limited and China Distance Learning Investments Limited (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A filed by Zhengdong Zhu on December 2, 2020)
Exhibit 99.6	Equity Commitment Letter, dated December 1, 2020 by and among Yue Zhao, Jingdong Liu, Sinvo Limited and Champion Distance Education Investments Limited (incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by Zhengdong Zhu on December 2, 2020)
Exhibit 99.7	Equity Commitment Letter, dated December 1, 2020 by and among Tao Long, Double Prestige Limited, Plenty Source Limited and Champion Distance Education Investments Limited (incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by Zhengdong Zhu on December 2, 2020)
Exhibit 99.8	Debt Commitment Letter, dated November 30, 2020 by and between China Merchants Bank Co., Ltd. and Champion Distance Education Investments Limited (incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by Zhengdong Zhu on December 2, 2020)

CUSIP No. 16944W104	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2020

Zhangxing Wang

/s/ ZHANGXING WANG

Qi Wang

/s/ QI WANG

Home Value Holding Co., Ltd.

By:	/s/ ZHANGXING WANG
Name:	Zhangxing Wang
Title:	Director